Filed by: Santa Fe International Corporation.
                                 This Communication is filed pursuant to Rule
                                 425 under The Securities Act of 1933, as
                                 amended, and deemed filed pursuant to Rule
                                 14a-12 of the Securities Exchange Act of 1934.

                                 Subject Company: Global Marine Inc.
                                 Commission File Number: 1-5471


FORWARD-LOOKING STATEMENTS
--------------------------

The following communications include statements that may be deemed to be "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding the consummation of the transaction, its effect on future earnings, cash flow or other operating results, the expected closing date of the transaction, any other effect or benefit of the transaction, the tax treatment of the transaction and the combined company, market prospects, and any other statements that are not historical facts. Global Marine Inc. and Santa Fe International Corporation strongly encourage readers to note that some or all of the assumptions upon which such forward-looking statements are based are beyond their ability to control or estimate precisely, and may in some cases be subject to rapid and material changes. Such assumptions include but are not limited to costs and difficulties related to the integration of acquired businesses, costs, delays and other difficulties related to the merger, closing conditions not being satisfied, failure to obtain and retain expected synergies, general market conditions prevailing in the marine and land drilling industries (including dayrates and utilization) and various other trends affecting the marine and land drilling industries, operating hazards and delays, risks associated with international operations, actions by customers and other third parties, the future price of oil and gas, and other factors detailed in Global Marine Inc.'s and Santa Fe International Corporation's filings with the Securities and Exchange Commission (SEC), which are available free of charge on the SEC's website at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Global Marine Inc. and Santa Fe International Corporation undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.


ADDITIONAL INFORMATION
----------------------

In connection with their proposed merger, Global Marine Inc. and Santa Fe International Corporation filed their joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents containing information about Global Marine Inc. and Santa Fe International Corporation, without charge, at the SEC's web site at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that are incorporated by reference in the joint proxy statement/prospectus may also be obtained for free by directing a request to either: Investor Relations, Global Marine Inc., Michael R. Dawson, Phone: 281-596-5809, Fax: 281-596-5163, or Investor Relations, Santa Fe International Corporation, Michelle Appleby, Phone:
972-701-7524, Fax: 972-701-7737.


PARTICIPANTS IN SOLICITATION
----------------------------

Global Marine Inc. and Santa Fe International Corporation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Kuwait Petroleum Corporation may also be deemed to be a participant in the solicitation. Information concerning Global Marine Inc.'s participants in the solicitation is set forth in Global Marine Inc.'s Current Report on Form 8-K that was filed with the Securities and Exchange Commission on September 4, 2001, and information concerning Santa Fe International Corporation's and Kuwait Petroleum Corporation's participants in the solicitation is set forth in Santa Fe International Corporation's Current Report on Form 8-K that was filed with the Securities and Exchange Commission on September 4, 2001.


                                     * * *

                             SANTA FE INTERNATIONAL

                           Moderator: Michelle Appleby
                                October 17, 2001
                                   10:00 am CT



Operator: Good day and welcome to the Santa Fe International Third Quarter Ended
       September 30, 2001 conference call. Today's call is being recorded. At this time for opening remarks and introductions I would like to turn the call over to the Manager of Investor Relations, Ms. Michelle Appleby. Please go ahead.

Michelle Appleby:  Thank you Steven. Welcome ladies and gentlemen to Santa Fe
       International Corporation's conference call following the release of the company's earnings report for the quarter ended September 30, 2001. We trust that all of you received a copy of our release and wish to thank you for your interest in Santa Fe.

       My name is Michelle Appleby, Manager Investor Relations. For those of you who are not aware Richard Hoffman is not with us today because he is recovering from open heart surgery that was performed on October 4. He is doing well and plans to return to work in a month or so. In Richard's absence I am happy to assist you with any questions you may have.

       With me this morning are Sted Garber, President and Chief Executive Officer, Seals McCarty, Senior Vice President and Chief Financial Officer, and Chuck Oliver, Vice President, Controller and Treasurer.

       Before I turn the conference call over to Sted Garber who will be providing comments about our financial and operating performance during the Third Quarter, I want to comment on any forward looking statements that might be made during the course of this conference call. Statements made in this document that state the company's or management's intentions, hopes, plan, estimates, beliefs, expectations, anticipations, or predictions of the future and words of similar import, are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

       Such forward looking statements include without limitations statements regarding the consummation of the proposed merger between the company and Global Marine Incorporated, its effect on future earnings, cash flow or other operating results, the expected closing date of the transaction, any other effect or benefit of the transaction, the tax treatment of the transaction in the combined company, market prospects and any other statements that are not historical facts.

       Although the company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors with respect to such forward looking statements including risks and uncertainties that could cause actual results to differ materially from the company's expectations are disclosed from time to time in the company's SEC filings including but not limited to the company's annual report filed on Form 10-K for the year ended December 31, 2000, and the company's Form 10-Q report for the quarter ended June 30, 2001. Copies of the SEC filings may be obtained by contacting the company or the SEC.

       I will now turn the call - conference call over to Sted Garber.

Stedman Garber:   Thank you Michelle. As I'm sure you are aware this will be the final quarterly call for Santa Fe International Corporation. I thank you for your interest in the company and look forward to talking with you the next time about Global Santa Fe.

       Earnings for the Third Quarter were on target with our expectations. Net operating income for the quarter was approximately $54 million or 46 cents per diluted share verses 36 cents for the Second Quarter of 2001 excluding net gains recognized on nonrecurring asset sales and 24 cents for the Third Quarter of 2000.

       Total operating revenues for the Third Quarter of 2001 increased approximately 7% over the Second Quarter with quarter over quarter revenue improvements continuing for each rig category with semis and premium jackups increasing by 18% and 17% respectively.

       Total operating costs during the Third Quarter of 2001 decreased from the Second Quarter by approximately 2% due largely to a decrease in repair and maintenance costs. The operating margin for the Third Quarter of 2001 increased over the Second Quarter by just over 20%.

       While bidding activity in the international markets has slowed we are confident that day rates of Santa Fe's rigs will continue to remain strong. Based largely on existing contracts we expect the average day rate for our nine 300 to 350 foot premium rigs to increase by 20% in the Fourth Quarter. In addition average day rates for our six heavy duty harsh environment rigs returned to over $100,000 a day in the Third Quarter and we expect them to further increase in the Fourth Quarter.

       During the Fourth Quarter we expected to see a decline in utilization as several of our rigs complete their contracts and enter shipyards for planned upgrades and major maintenance. While I cannot comment yet on the combined Global Santa Fe outlook for 2002 I will say that the outlook for Santa Fe's contribution is strong with just over 60% of our available marine rig time booked for next year.

       The Santa Fe Global Marine merger is moving ahead rapidly, with our September 28 announcement of the early termination of the waiting period for the Hart-Scott-Rodino antitrust process. We expect to commence mailing the joint prospectus and proxy statement today, and Global Marine and Santa Fe have announced that their respective shareholder meetings to vote on the merger will be heard - will be held on November 20. We anticipate a positive shareholder vote and expect to complete the transaction on the same day.

       I will now turn the call back over to Michelle who will review the contract status of each of our marine rigs and provide a general overview of our land activity.

Michelle Appleby: Thank you Sted. This morning I will provide a summary of the contract changs that have occurred since our last conference call in July and give some insight into the future. Let's start with the six heavy duty harsh environment jackups.

       The Magellan continues working for Elf in the North Sea at a day rate of around $100,000. The contract is firm through mid-March of 2003. Around mid-February of 2002 the day rate will increase to around $110,000. The Galaxy I continues under contract with Phillips in the North Sea under an agreement that is estimated to run through July of 2002. The contract is followed by a one well priced option. The day rate for the firm term and option is in the high 90s.

       The Monitor continues working for BHP in the North Sea under a contract that is expected to run through the end of November at a day rate in the mid 70s. Following the BHP work we have a contract for a three well program with BP that is estimated to take five months to complete at a day rate in the mid 90s.

       The Monarch finished working for British Gas in July at a day rate that was in the mid 50s and was followed by a one well contract with EDC at a day rate in the mid 60s. In October we began a three year contract with Shell at a day rate in the mid 70s with cost escalation.

       The Galaxy II continues working offshore eastern Canada for (Sable) Offshore Energy at a day rate of around $129,000. The Galaxy III continues working in the North Sea for BP Amoco at a day rate of around $145,000. The contract is firm through November of 2002.

       For the six rig HDHE fleet we expect 100% utilization during the Fourth Quarter with an average day rate of just under $105,000 and an average operating cost of around $33,000 per day. For 2002 approximately 81% of our HDHE rig time is already committed.

       Switching to the three company owned semi-submersibles,

       Rig 135 worked for British Gas in the North Sea at a day rate of around $40,000 through August. In September the day rate increased to the mid 70s. The rig will work through early to mid November. Following completion of the BG contract the rig will undergo certain certification renewal inspections, a brief dry dock period, and other planned maintenance and upgrades. The rig is expected to be available for work in January 2002.

       Rig 140 continues under contract for Shell in the North Sea at a day rate pegged to published market day rate. The day rate is adjusted monthly based on published market rates for similar type semis working in the North Sea. The contract is firm through January of next year with options that extend for up to five additional years. The current day rate is around $80,000 and is expected to remain at this level throughout this year.

       The Aleutian Key continues working for ExxonMobil off Equatorial Guinea at a day rate in the high 50s. The contract is firm through the end of this year. However on October 8 the rig went off payroll for unscheduled maintenance which we expect to complete by mid November, at which time the rig will return to work.

       For the three rig semi fleet we expect 64% utilization during the Fourth Quarter with an average operating day rate of around $72,400 and an average operating cost of around $43,400 per day.

       Let's move to the nine 300 to 350 foot premium cantilever jackups.

       The Compact Driller continues working for Chevron off Thailand under a contract that extends through August of 2002. Through this past August the dayrate was in the low 30s but increased to around $50,000 in September. Following the completion of upgrades to the Parameswara in August the rig began an estimated nine month program with Total off Indonesia at a day rate in the high 40s.

       The Key Hawaii continues working for Aramco in the Arabian Gulf off Saudi Arabia at a day rate of around $30,000. The contract is firm through February of 2003.

       The Key Singapore commenced a one year program for Petrobel around the beginning of July in the Mediterranean off Egypt. The day rate is in the high 50s.

       Rig 136 continues working in the Mediterranean off Tunisia for Coparex at a day rate in the high 20s. The contract is estimated to run through the end of October. Upon conclusion of its contract we plan to move the rig to a shipyard in Southeast Asia for major upgrades. The rig is being marketed for work in Southeast Asia following its upgrade.

       The Key Manhattan completed its contract with Petrobel in September. The day rate was in the high 50s. In October the rig went to work for WEPCO and will work through November at a day rate in the mid 60s. Upon completion of that work we have scheduled 30 days for tank repairs.

       The Key Gibraltar continues working for JVPC off Vietnam. In September the day rate increased to the mid 60s from the mid 30s. The contract was recently extended and is now firm through January 2003.

       The Galveston Key is also working for JVPC off Vietnam under a contract that extends until the end of this year. The day rate is in the mid 50s.

       And the last of the nine premium jackups is Rig 134. In July the rig relocated to a shipyard for upgrades that significantly enhanced the rig's capabilities and to accommodate a two year contract with Esso Malaysia. The Esso program commenced in September at a day rate of around $60,000.

       We expect utilization during the Fourth Quarter for the nine rig premium jackup fleet to be around 89%. This utilization recognizes that Rig 136 will be idle for 2 months in the Fourth Quarter and the Key Manhattan will have some idle time. The average day rate for the premium jackup fleet during the Fourth Quarter is expected to be in the area of $52,800 and the average operating cost around $25,700 per day.

       The next category is the seven 200 to 250 foot standard jackups.

       Rig 141 is completing work for SUCO in the Gulf of Suez off Egypt at a day rate in the mid 30s. We are finalizing a 1 year contract at a day rate in the mid 30s that will commence upon completion of the work for SUCO.

       Also in the Gulf of Suez off Egypt are Rigs 124 and 105. Rig 124 is working for Petrobel at a day rate in the high 30s. Following Petrobel the rig is contracted with Devon for two wells at a day rate in the mid 40s. However we are now engaged in three-way negotiations with Devon and Petrobel which may lead to a one year contract at a slightly lower rate that the Devon contract rate.

       Rig 105 continues working for Petrobel at a day rate in the mid 30s. The contract is firm through mid December of this year. We have a letter of intent for a one year contract at approximately the same rate.

       The Key Bermuda continues working for Chevron off Nigeria at a day rate in the mid 40s through October. We've recently agreed to an extension that will run until the end of the year at a day rate in the mid 50s.

       The Rig 127 contract with Oxy in the Arabian Gulf off Qatar was extended to February 2003. The day rate will remain in the high $20s through January 2002. Commencing February 2002 the day rate will increase to around $60,000 per day.

       Rig 103 worked for Qatar General Petroleum Corporation in the Arabian Gulf at a day rate of around $30,000 until August 29, 2001. We are currently working a one year contract with Maersk in the Arabian Gulf followed by two 1-year priced options. The day rate for the primary term with Maersk is in the mid 50s. The first one year option commencing in September 2002 is at a rate around $50,000 per day with a second one year option escalating to around $65,000 per day.

       And the last of the standard jackups, the Britannia continues working for Shell in the North Sea. The average day rate during the Fourth Quarter is expected to be in the mid R70s. The current agreement is pending renewal and under the new terms the contract will extend to July of 2004. The day rate will be reviewed quarterly and based upon an index pegged to U.K. and Dutch day rates for standard jackups working in the North Sea.

       For the seven rig standard jackup fleet we expect 100% utilization during the Fourth Quarter with an average day rate of around $46,750 per working day and an average operating cost of around $20,500 per day.

       In reviewing our entire marine fleet for the balance of the year we currently anticipate that Rig 135, the Aleutian Key, Rig 136, and the Key Manhattan will be idle for various periods during the remainder of the year.

       We will begin with Venezuela for the land side of the business. We currently have six of our eight land rigs working in Venezuela and expect a seventh to commence working in November. Utilization during the Fourth Quarter for the eight rig fleet should be around 83% with a day rate expected to average around $22,000.

       We have four land rigs in Egypt. All four are expected to work through the year. The day rate during the Fourth Quarter is expected to average around $8,700.

       We have 12 land rigs in Kuwait and the Neutral Zone. Ten of the 12 are expected to work the rest of this year. We expect an average day rate during the Fourth Quarter of around $15,800.

       We have seven land rigs in Saudi Arabia and Oman. Six of the seven are under firm contract through the remainder of this year and all of next year. The average day rate during the Fourth Quarter is expected to be around $16,000 per working day.

       For the 31 land rigs we expect 86% utilization during the Fourth Quarter with an average day rate of around $16,000 and an average operating cost of around $12,000. The average idle cost is expected to be around $3,500 per idle day.

       For those of you who are maintaining financial models let me provide some further guidance. Revenue for drilling related services for the Fourth Quarter is expected to be around $20.5 million. Drilling related service cost during the Fourth Quarter is estimated to be around $14 million. Other miscellaneous operating cost during the Fourth Quarter is expected to be around $1.5 million. G&A costs during the Fourth Quarter is expected to be around $5.2 million. Depreciation during the Fourth Quarter is projected to be around $25 million.

       Interest income for the Fourth Quarter is forecast at around $2.5 million. This year's effective tax rate is expected to be around 15.5% excluding the impact of rig sales. Capital expenditures for 2001 are projected to be around $278 million broken down as $72 million for maintenance and provisional, $20 million for rebuilding two Venezuela land rigs, $186 million toward the first new build jackup and semi, and for equipment purchases related to construction of the second new build semi and jackup.

       As Sted indicated assuming the merger closes as expected on November 20 there will be no further earnings per quarter for Santa Fe International. Therefore we do not believe that earnings guidance for the Fourth Quarter would be meaningful.

       Following the close of the merger transaction we anticipate that Global Santa Fe will convene a conference call wherein we will give guidance going forward into 2002. We will announce the conference call details at a later date.

       I will now ask Steven to open the conference call for questions.

Operator: Thank you. If you'd like to ask a question for today's conference you may do so by pressing the star key followed by the digit 1 on your touch tone telephone. Once again to ask a question you can do so by pressing star 1 on your touch-tone telephone. We'll pause a moment to assemble our roster.

       We'll go first to Ken Sill with Credit Suisse First Boston.

Ken Sill:         Yeah good morning. Just going over the fleet notes pretty
       quickly it looks like some of the rigs in the Middle East are being extended at rates that are down a little bit from what we've heard on the last conference call. Has there been any change in that market or is it just a case of your getting some extended term for a little bit lower rate?

Stedman Garber:   Ken I think you're probably referring to 124 which is the one that Michelle mentioned. We had talked of a rate in the mid 40s for that rig on a contract with Devon. As you know EGPC the Egyptian General Petroleum Company really controls that market. They approve all projects and they can involve themselves in rate discussions whenever they want. They basically have come to us and Devon and said that we want 124 to go to work for Petrobel which would make it the third rig for Petrobel in the Gulf of Suez.

       We like as a strategy to keep two rigs at a fixed rate and one rig floating and the rig that's floating generally can capture a higher rate. Or it's exposed to a lower rate if rates float down. Basically EGPC is telling us, "You need to cut a deal with Petrobel and Devon and you're going to go on a year contract for Petrobel and work something out with Devon." They'll get the well - they'll get the rig for the well or wells that they need to drill. It looks like they may want to do one rather than two.

       I wouldn't say so much it's a change in the market as it is a reflection of EGPC interposing themselves in that particular market. But I do think that, you know, for - I think the indication that on both 105 and 141 we're looking at 35 for one year contracts and I think that the indication of term work - I mean the rate that we had previously talked about for Devon was a reflection that that rig was on the spot market. Term work probably in the 35 area is a pretty good number and it looks like we're going to be having 124 on term work as well.

Ken Sill: Okay. And then another question. Are you guys seeing any change in your war risk premiums in the Middle East? You guys will have the most equipment there.

Stedman Garber:   Not just in the Middle East Ken, everywhere. Although certain areas were singled out. Maybe Chuck or Seals you can help me here. I think the (Cashsy) but what were the areas where they wanted to charge the extra premiums?

Chuck Oliver:     In Caspian Sea, in Egypt, in Saudi Arabia.

Stedman Garber:   Okay. Basically we told them no way. We felt that it didn't make sense to pay the kind of rate they were seeking on an insurance policy that is cancelable on 48 hours notice or maybe even less than that. But what that means is everybody in the industry would be insuring the first rig to get hit because obviously it would get cancelled after that.

       And in fact not only we but all of our peers also apparently were - took a pretty tough line and now as I understand it the insurance companies have come back and are reviewing that issue. I don't know Seals or Chuck if you want to add anything to that.

Chuck Oliver:     I don't have anything more. The areas I mentioned were where the highest rates. We were also requested to pay premiums at a lesser rate for all the rigs in the fleet at different locations. But the high risk areas were extremely costly.

Ken Sill: That's great insurance coverage for them. And then one bookkeeping detail, you have some down time in the 200, 250 foot rigs this quarter. Could you tell us which rig had some down time?

Stedman Garber:   I'm just looking Ken at the book. I don't see that we had any during the quarter to tell you the truth.

Ken Sill:         Yeah it wasn't a big deal. I was just...

Stedman Garber:   I'm looking at my schedule and I'm not aware of any that we had and I don't see any in our book either.

Seals McCarty:    This is Seals good morning. The only rig that we had a little bit of down time was Rig 103. It was 12 days or so I think and otherwise all the other rigs were 100%.

Ken Sill:         Okay thank you.

Ken Sill:         You're very welcome.

Operator:         Thank you. We'll go next to Kevin Simpson with Merrill Lynch.

Kevin Simpson:    Thank you. Sted I wondered if you could give a little bit of an update on, you know, your key markets in the Middle East, Southeast Asia particularly I guess also the North Sea. And then maybe just talk about the, you know, how delicate those markets the - I guess in this press release Ensco, you know, is talking - is going to move a - the rig the 51 over to Southeast Asia to be repaired and then market it into that market for a I guess, you know, starting about mid year next year.

       So it looked like that market had some upside to it and I just wonder, you know, whether, you know, speculative moves into that market might change things a little bit.

Stedman Garber:   Well I wouldn't call that market delicate Kevin I'd call it pretty robust. I'll run through all the markets because - and in fact I'm very encouraged about most aspects of all of the international markets. I'll touch on the one exception to that but even that is - has its bright spots.

       But to start with Southeast Asia, we see a very strong market out there. In fact we see room for anywhere between three and six additional rigs as we move through 2002 so obviously that's the reason we've chosen to move 136 out there. With the kind of upgrades that we're doing to 136 it will be one of the premium rigs in that market in terms of drilling capability, cantilever reach, hook load, power, you name it. And we feel that's a very good market for that rig. You know, I'm not concerned that Ensco is moving another rig out there. I think there is room for another rig.

       And as I said, you know, you look at the amount of work out there, the projects - a number of the projects are gas projects which are linked to L&G projects which means that they're going to go ahead. The oil projects and some of them are oil projects still seem to be fairly solid.

       So I'm pretty darned optimistic about the Southeast Asia market and in fact, you know, as time goes by we see signs that it will continue to, continue to have increased demand and room for some additional supply.

       Switching to the North Sea, one of the things that's really encouraging about the North Sea is to take a look at the number of projects that have actually received sanction from the government.

       The government, as you may know, has been pushing the operators up there to not let their fallow fields lay fallow. There are a number of discoveries in the North Sea that have been just sitting there not developed.

       The government is very anxious to get those developed. And they're pushing the operators to do it. And to the extent that a major operator isn't interested, you know, there may be some further sales to the large independents which will do the work.

       The number of projects that have already received sanction for 2002 is about triple or a little less than triple the number that had received sanction for 2001. And we're seeing that in the jack-up market especially.

       The heavy-duty harsh environment market is strong. The standard jack-up market continues to look very good. And we see both of those markets staying strong through the year and on into 2002. The semi market undoubtedly will weaken as we go through the last quarter of the year and probably stay weak into the first quarter of next year.

       But we're seeing a large number of bids for work, in our case, the jobs that we put 135 on once it comes out of the yard, a very good indication that the semi market should pick up in the North Sea as we - you know, after we get through the first quarter of next year. So the only soft spot up there short term is the semis. And as we get into next year, we feel even fairly good about that.

       Moving on down to the Mediterranean, it is a delicately balanced market. We're moving 136 out for good reason. That will leave us with the key Manhattan and the key Singapore there.

       The gas projects that have been under development in Egypt are - there really won't be any more projects until Egypt figures out - makes a decision with regard to export of its gas.

       And that has been forthcoming for a long time. But it still hasn't been made. And as a result, we don't see any growth in the Mediterranean. There is some work over in Tunisia. And in fact, we will probably be moving the key Manhattan over to Tunisia and only have one rig working offshore Egypt. But that is a delicately balanced market.

       I already touched on the Gulf of Suez. The Gulf of Suez is extremely price-sensitive. It's a very mature oil field. They can continue to do work-overs and extension drilling in a field as long as oil prices are reasonably strong.

       But if oil prices start getting - you know, move below $20, you'd expect to see some change in that market, which again is a reason why we're not totally uncomfortable having - putting all three of our rigs on certain contracts, as I mentioned in response to Ken's question.

       Moving on to the Middle East, both Saudi Arabia and Kuwait look to be adding rigs as we go into 2002, fairly substantial rig additions in Saudi both onshore and offshore. In Kuwait we see, you know, maybe four rigs onshore increases.

       I don't know if we'll chase any of that onshore work, because there is a
       - in addition to the increased demand, there's a significant increase of, shall we say, lower-end drilling contractors, largely from third world countries that are coming in and trying to get that work.

       And right now you're seeing the tension between, you know, do they want to go for price or do they want to go for quality, because some of the people that have come from these other drilling backgrounds have had performance problems, and have had safety problems, and have had well control problems. So...

Kevin Simpson:    Is that - I guess would that be the question of what kind of drilling requirements it would be in terms of which decision they make?

Stedman Garber:   To some degree, yes.  I mean, obviously for higher-spec wells they're going to - they're more likely to go for, you know, the people with our background. But for the more standard work, I think, you know, they're going to continue to be attracted by price. But those markets are
       - you know, there's every sign of substantial increase in demand.

       In Qatar in the Arabian Gulf, that's a very finely balanced market right now. It strengthened very sharply last year. And you saw the kind of contracts we have on Rig 103 and 127. That was as a result of Maersk, for one. I think they - I can't remember if they added four rigs or five rigs in a very short period of time and ran the market up.

       You know, that's a market that you could see some rigs laid down just as easily. So that market is very balanced right now. But there the demand could change quickly.

       So - and then I guess the only area I didn't touch on is West Africa. And in spite of the fact that West Africa is the first place to - you know, the shortest destination for rigs coming out of the Gulf of Mexico, West Africa continues to be pretty strong.

       So I think the international markets, certainly as we sit today, continue to show signs of strength, as I mentioned, in Southeast Asia and the North Sea, good balance in the Med, some increases in demand in the Middle East, but also increases in competitive supply. So, you know, I have a pretty darned optimistic picture about the international markets for '02.

       Now that all, obviously, relates a great deal to oil price. And, you know, our customers, the majors, have continued to tell us that they're, you know, using $15 to $17 to $18 a barrel for their economics.

       And I'm just as anxious as you are to see what their budgets look like for next year. But we're not getting any indications that prices in the $20 or $22 range are going to cause really significant cutbacks.

Kevin Simpson:    Well that's a great rundown, Sted.

       I just had one other question. And that is that - have you seen any projects that, you know, affected - you know, either in terms of, you know, bids going out or project starts -- I would guess more in terms of bids going out from what it sounds like -- that would be - that have been affected by, you know, kind of the commencement of hostilities and maybe tighter security?

Stedman Garber:   No, we haven't.

Kevin Simpson:    Thank you.

Operator:         We'll go next to Arvind Sanger with Deutsche Bank.

Arvind Sanger:    Thank you.  Good morning, Sted.

       I'm wondering if you're comfortable talking at all about - I realize you're in the middle of a merger. But post-merger, you know, what do you think will be the attitude of the combined company in terms of a stock repurchase?

       Given that, you know, both the stocks are down, and if it doesn't turn dramatically, are there any restrictions from a merger standpoint that would prevent you from doing stuff like that?

Stedman Garber: Well, Arvind, as I think we said when we announced the deal, in response to that question, that certainly neither of us could contemplate stock repurchase before the deal closed. So up until November 20, you know, it's off the table.

       We plan to have our first organizational meeting of the board on - the new board - the Global Santa Fe board on the fourth and fifth of December. And I - you know, that may be a topic for discussion at the board.

       But I can't - I've never met with the new board, so I really can't give any indications as to how they might respond to stock repurchase. So I just really think it's premature to address it at this point.

Arvind Sanger:    Okay.  And a second question, I don't believe you gave us an update of where are on the new construction program and any changes there are. I assume no news is good news in the sense that...

Stedman Garber:   That's exactly right.  I mean, we had it in the script pretty much what I said last month. The projects are proceeding very much as we had intended and really no change.

       You can be sure that when we get a contract for one of the rigs, I'll be talking about it. We do have interest in both the jack-up and the semi. But in terms of the timing of the project, in terms of the cost, et cetera, we're still very comfortable with our original plans.

Arvind Sanger:    Okay.  Thanks a lot.  Thank you.

Operator:         Our next question comes from Bo McKenzie with Royal Bank of
       Canada.

Bo McKenzie:      Hi, guys.  Sted, you talked about seeing a slowdown in the number of bids. And obviously there's some places that you've seen some price sensitivity on day rates.

       But general mood that you're seeing from your salesmen in terms of outside the Med, what they're willing to do - outside the Med and the North Sea, what they're willing to do with incremental pricing given the melting supply of idle rigs here in the Gulf of Mexico, do you think they're being a lot more hesitant to try to push stuff up outside of the Med right now?

Stedman Garber:   No, I don't think so.  I think that, you know, pricing - let's
       - we're not hesitant to try to push. I think that you may find the operators pushing back a little bit more.

       It definitely - the prospect of rigs mobilizing is always something that puts a little bit of a damper on your negotiations. But I don't think we're at a point - certainly talking about Southeast Asia, certainly talking about the North Sea jack-ups, we're not at a point where we are offering lower rates to start with as we prepare a bid.

       And even in the Mediterranean, the thing that protects you there is, a lot of the work there is relatively short-term. And it's tough to recover your MOB on a short-term contract or certainly to spec to a place where there's just short-term work. So no, I would say no, the markets are not to the point where we are lowering our prices, you know, when we initially bid.

Bo McKenzie:      All right.  I had a second question, Sted, if I could.
       You know, there's some of the soothsayers out there like Cambridge and so forth that are showing that an economic downturn could put like well over six million barrels of excess capacity back inside of OPEC.

       If you start to look both offshore and on land, from the programs you've got over there, how much have you got that's tied up to gas, you know, projects like over in Qatar versus oil?

       And what is your perspective on kind of the long term outlook - the short term outlook given that potential might develop should we have a fairly, you know, prolonged economic slowdown?

Stedman Garber: Well I think I mentioned that you could see, you know, rigs go down in Qatar almost as fast as they came up. There's no question that that is a possibility. And I'm very content that we're sitting there with some long term contracts, or at least, you know, contracts that will take us through next year.

       As far as Saudi Arabia and Kuwait go, I think the main impact there, if you did see a lot of extra oil on the market as a result of the economic slowdown that we are undoubtedly in, is the increases that I mentioned that they currently have planned for next year might not be as robust.

       I mean, I mentioned four rig increases in Kuwait. You know, they could do none. Saudi Arabia is talking about adding 14 land rigs and 4 marine rigs. And again, you know, I think if there was obviously much more surplus - extra crude supply around the world, you might see the program
       - instead of adding that much, you know, you might see the rig count remain fairly steady or maybe add 1 or 2 rather than 14.

       But I think those are the kind of reactions that you might see. Again, most of our rigs, even in that part of the world, are on long term contracts. I mean, the land rigs in Saudi Arabia and Kuwait are - in Saudi Arabia are three-year contracts and in Kuwait are term contracts. So - and the marine rigs in Qatar are on term contracts.

       So, you know, I think Santa Fe is in a very strong position. And one of the things I really like as I look at next year, at 2002, we're in an extremely strong position based on the way we've got our rigs contracted.

       We've got 60% of our marine rig time for next year booked. And I haven't even looked at the number for land. But it's probably higher than that. So, you know, yes, the market could have a hiccup next year. But I think we're in pretty darned good shape.

Bo McKenzie:      All right.  Thanks so much.

Operator:         We'll go next to Mark Urness with Salomon Smith Barney.

Mark Urness:      Yes, good morning.  Sted, I wanted to ask about the North Sea
       HDHE market. You know, you commented that Asia could probably absorb a few more rigs. But one of your competitors is aggressively apparently pursuing HDHE opportunities in the North Sea.

       Do you think that the North Sea market - and you did comment that you felt it was going to be pretty good next year. Even though you've got, you know, most of your rigs already committed, do you feel that two to three additional heavy-duty harsh environment jack-ups could be readily absorbed?

Stedman Garber:   Well obviously it would be a disappointment to us to have, you know, two or three come into that market, because it's not a real huge market. So, you know, I'd be silly to say there wouldn't be some sort of an impact.

       And we all know who you're talking about. And I don't understand how he prices his rigs. I don't understand how he runs the economics on his rigs. At the prevailing day rates in that market today, I don't see how he's making a return on those rigs. So, you know, I really don't know quite what to say, other than I'd much rather not see three additional rigs come into that market.

       But we do have a fairly good contract term as we go through next year. So from a standpoint of next year, I'm not all that worried about it. You know, the operator - keep in mind who the operators are up there. You know, I don't know if they're going to be doing business again with at least one of those operators.

       So I don't really know how to answer that, Mark, other than to say, you know, I'd much rather have them not come, obviously.

Mark Urness:      Okay.  Thank you.

Operator:         Our next question comes from Bennett Vig with J.P. Morgan.

Michael LaMotte:  It's actually Michael LaMotte with J.P. Morgan.

       Sted, I'm trying to reconcile your comments and your statements about bidding internationally slowing down with what I'm sensing is a generally bullish tone on the markets overall and in the markets as you've gone through them one-by-one.

       And I'm wondering if what that comment was referring to was just a seasonal issue with customers heading into budget - you know, their own budget negotiations or whether it is something more structure or funding ((inaudible)).

Stedman Garber:   No, I think it's very much what it is.  I mean, it's not at all unusual, even in a very strong year, to see, you know, slowdowns in bidding activity in a particular quarter.

       And, you know, maybe we overemphasized it by even putting it in there. I guess we've just always felt that, you know, if you are getting that kind of an indication, we ought to tell you guys about it.

       But I'm glad you asked, because in this particular instance, you know, largely I'm not really very concerned about the slowdown in bidding activity that we're seeing.

Michael LaMotte:  Okay.  That's great.  Thank you.

Operator:         Next up is Paul McCray with Wellington Management.

Paul McCray:      Good morning, Sted.  My questions actually did get answered, so I'll pass on to someone else.

Operator:         Once again, to ask a question, that's star 1.  We'll go next to Amy Donnel with Simmons & Company.

Amy Donnel:       Good morning.  I had a question about Rig 136.  You'd
       indicated that it will be down for two months in Q4 while it moves to Southeast Asia and goes into the shipyard. Is there any expected downtime in Q1 as well?

Stedman Garber: Yes. We have not actually put together the contract with the shipyard yet. We don't have a detailed estimate of the downtime. But we would anticipate that the rig could be down for -- I don't know -- maybe even as much as the whole first quarter. We're just not sure yet.

Amy Donnel:       Okay.  And another question is - you gave cap ex guidance for the full year of '01. I was wondering what capital spending was in Q3 broken out kind of new construction versus other.

Stedman Garber:  I'm going to let Chuck or Seals handle that one I think.
       Chuck's got the number here.

Chuck Oliver:     Well I have the number for the nine months handy, Amy.
       It was - for the new build program we spent a little over $53 million, for the total nine months around $115 million.

Amy Donnel:       Okay, great.  Thank you.

Chuck Oliver:     You're welcome.

Operator:         Our next question comes from Wes Maat of Dresdner.

Wes Maat:         Hi.  Good morning.  Could you, Sted, shed a little light
       about what your thoughts these days about what may bring us in Venezuela next year conflicting messages from the market about whether they're going to turn things around there?

Stedman Garber:   I'm glad you mentioned that, because I completely overlooked that when I - you know, when I was talking about the markets.

       And you're right. It is pretty unclear right now, because you are getting mixed messages, and we're not sure exactly which way, you know, to expect that market to turn.

       I think the rigs that we have, four - I guess five rigs on kind of evergreen-type contracts, we anticipate that we'll be in fairly good shape, because we're not tied to Pedevesa.

       We're working for (Pariscompact). We're working for BP. And I think that that will, you know, give us more stability than if we were working for Pedevesa. We're pretty happy with the shift we made several years back.

       But I agree with you. In general, there is a question mark over that market right now. We don't see any signs currently of decreased activity. But there certainly is talk about it.

Wes Maat:    Okay.  Have you made any statement about your commitment longer term -- obviously you're in there, you're, you know, investing in equipment and the like -- but your thoughts about the necessity of the new Global Santa Fe to be in Venezuela?

Stedman Garber:   I think we would look at Venezuela really as part of our
       entire land business than singling out Venezuela separately. Although obviously the Middle East and Venezuela are two very separate markets.

       And I think what I've always said as far as Santa Fe will apply to the new company as well. You know, our core business is clearly the marine business. We're very well positioned in some of the most important land markets of the world. We think we have a very strong franchise in those markets. I certainly am not interested in selling that business so I can put the money in the bank.

Wes Maat:         Right.

Stedman Garber:   On the other hand, if we have opportunities to put that money to work earning a good return or a better return on the marine side, then that certainly could be viewed as a source of capital or a cash-cow, whatever you might want to call it.

Wes Maat:   Okay.  And then just one last final question, I sense - you know, based on what you could see right now, you're relatively comfortable about international.

       But I did sense there that you kind of threw out a little bit of caution that, you know, West Africa, particularly I guess the jack-up market, is not that far away from, you know, 55, 60 idled Gulf jack-ups across the pond -- you know, your thoughts about how the rest of the world, meaning the North Sea and Pacific Rim, could stand up if we start to see the West African market have a bit of Achilles heel with day rates.

Stedman Garber:   Well first, as you said -- and I want to reemphasize it --
       I'm not saying that we're seeing weakening in the West African market now...

Wes Maat:         Right.

Stedman Garber:   ...because we're not.

Wes Maat:         Right.

Stedman Garber: But obviously that is the first potential destination for rigs coming out of the Gulf of Mexico.

Wes Maat:         Yes.

Stedman Garber: And other markets can be affected as well. But what you've really got to look at is the number of rigs in the Gulf of Mexico that are currently suitable for working in the other markets.

       The North Sea is obviously a very high-spec market. Most rigs in the Gulf of Mexico would take a substantial amount of capital in addition to the MOB fee to get the rigs up into the North Sea.

       Unless it is a rig that was already, you know, North Sea spec, I'm not that concerned about rigs - a large number of rigs coming out of the Gulf of Mexico to the North Sea.

       I already mentioned the Med - shorter term contracts in the Med. A guy looking to move a rig out of the Gulf of Mexico would have to be convinced that that market was going to be sick for some time before he would take on the risk of a spec MOB or a lower day rate to try to recover the MOB in a day rate to move a rig to the Med.

       You get out to the Middle East, again, I talked about the balance in the Middle East. And I'm just - you know, you could see some rigs go that way. But I don't think it's highly likely.

       Southeast Asia, again, is becoming more and more of a high-spec market as you're seeing, you know, more work by the majors out there. I mean, we've got - you know, we're working for Chevron, we're working for Shell, we're working for Exxon-Mobil, and we're working for Total out there -- TEF. And the spec is going up. And that's one of the reasons that we're doing the upgrade that we're doing to Rig 136.

       So again, if you look at the number of rigs - you have to look at the number of rigs in the Gulf of Mexico that are suitable to go to another market, what kind of a capital requirement is it, in addition to the MOB.

       And so I think if people believe that the Gulf of Mexico is going to recover sometime in the second or third quarter of 2002, depending on what happens in the gas markets, I just don't see people lining up to put rigs on boats and take them somewhere else.

Wes Maat:    Yes, okay.  Thanks, Sted.

Operator:    At this time, it appears there are no further questions.  I'd like to go ahead and turn the call back over to you, Ms. Appleby, for any additional or closing remarks.

Michelle Appleby: Thank you. Thank you for your participation on our conference call.

       A replay of this call is available through the teleconferencing service beginning at 1:00 pm Central Daylight Time today until 7:00 pm Central Time on October 24. The number to call is 719-457-0820. The reference code is 747873. You may also access the Webcast replay at our Web site at www.sfdrill.com.

       If you have any follow-up questions, please call me at 972-701-7524. Thank you for joining us today.

Operator:    Thank you.  That does conclude today's call.  You may now
       disconnect at this time.



                                      END